IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, INC.	0001021913
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for December 21, 2004	333-118926
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on December 21, 2004.

CWABS, INC.

By: ______________________
Name: Leon Daniels, Jr.
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION; AND IN ACCORDANCE WITH RULE 311(i) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

CWABS Revolving Home Equity Loan Trust,
Series 2004-S
Revolving Home Equity Loan Notes, Series 2004-S

ABS New Transaction

Computational Materials

$740,000,000
(Approximate)

CWABS, Inc.
Depositor

CWABS REVOLVING HOME EQUITY LOAN TRUST, Series 2004-S

Revolving Home Equity Loan Asset Backed Notes, Series 2004-S

Countrywide
HOME LOANS
Sponsor and Master Servicer

The attached tables and other statistical pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement, any related supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this statistical pool may be deleted from the final pool of Mortgage Loans delivered to the Trust on the Closing Date. This statistical pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Prepared: December 8, 2004

$740,000,000 (Approximate)

CWABS Revolving Home Equity Loan Trust, Series 2004-S

REVOLVING HOME EQUITY LOAN ASSET BACKED NOTES, SERIES 2004-S

Class	Approximate Amount (1)	Note Rate	WAL (Years) Call/Mat (2)	Payment Window (Months) Call/Mat (2)	Last Scheduled Payment Date	Expected Rating (S&P/Moody's)
A	$740,000,000	LIBOR + 24(3)	2.58 / 2.75	1-73 / 1-142	December 2029	AAA / Aaa
Total	$740,000,000					

(1) Subject to a permitted variance of +/- 10%.

(2) Based on a collateral prepayment assumption of 40% CPR and a 15% draw rate, with respect to the Mortgage Loans and a settlement date of December 23, 2004.

(3) Subject to the lesser of (a) a fixed cap of 11.50% and (b) the Net WAC, as more fully described herein. Additionally, the coupon for the initial interest accrual period shall be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR benchmarks).

Transaction Participants

Underwriter:	Countrywide Securities Corporation.
Sponsor and Master Servicer:	Countrywide Home Loans, Inc. ("Countrywide").
Depositor:	CWABS, Inc. (a limited purpose finance subsidiary of Countrywide Financial Corporation).
Custodian:	Treasury Bank, National Association (an affiliate of the Sponsor and Master Servicer).
Note Insurer:	Ambac Assurance Corporation ("Ambac").
Indenture Trustee:	JP Morgan Chase Bank, National Association.
Owner Trustee:	Wilmington Trust Company.

Relevant Dates

Expected Closing Date:	December 23, 2004.
Expected Settlement Date:	December 23, 2004.
Cut-off Date:	December 16, 2004.
Interest Period:	Except with respect to the first Payment Date, the interest accrual period with respect to the Notes for a given Payment Date will be the period beginning with the previous Payment Date and ending on the day prior to such Payment Date. For the first Payment Date, the Notes will accrue interest from the Closing Date through February 14, 2005.
Payment Date:	The fifteenth (15th) day of each month (or, if not a business day, the next succeeding business day), commencing February 15, 2005.
Collection Period:	With respect to any Payment Date, the calendar month preceding the Payment Date or, in the case of the first Collection Period, the period beginning on the Cut-off Date and ending on the last day of January 2005.

The Mortgage Loans

Description of Mortgage Loans:

The Trust will consist of home equity revolving credit line loans (the "Mortgage Loans") made or to be made in the future under certain home equity revolving credit line loan agreements. The Mortgage Loans will be secured by first deeds of trust or mortgages on primarily one-to-four family residential properties and will bear interest at rates that adjust based on the prime rate.

The actual pool of Mortgage Loans delivered to the Trust on the Closing Date is expected to have a Cut-off Date Balance of at least $740 million (subject to a variance of +/- 10%). However, the information presented in these Computational Materials for the Mortgage Loans, particularly in the collateral tables, which follow, reflects a statistical pool of Mortgage Loans as of November 22, 2004. The characteristics of the statistical pool are expected to be representative of the final pool of Mortgage Loans actually delivered to the Trust on the Closing Date.

HELOC Amortization: The Mortgage Loans are adjustable rate, home equity lines of credit ("HELOCs") which may be drawn upon generally for a period (the "Draw Period") of five (5) years (which, in most cases, may be extendible for an additional five (5) years with Countrywide's approval). HELOCs are generally subject to a fifteen (15) year repayment period following the end of the Draw Period during which the outstanding principal balance of the Mortgage Loan will be repaid in monthly installments equal to 1/180 of the outstanding principal balance as of the end of the Draw Period. A relatively small number of HELOCs are subject to a five (5), ten (10), or twenty (20) year repayment period following the Draw Period during which the outstanding principal balance of the loan will be repaid in equal monthly installments. None of the Mortgage Loans require a balloon repayment at the end of the Draw Period.

Cut-off Date Balance: The aggregate unpaid principal balance of the Mortgage Loans as of the Cut-off Date.

The Notes

Description of the Notes: The Notes will be issued by CWABS Revolving Home Equity Loan Trust, Series 2004-S (the "Trust"). As of the Closing Date, the aggregate principal balance of the Notes will be $740,000,000 (subject to a permitted variance of +/- 10%).

Federal Tax Status: It is anticipated that the Notes will be treated as debt instruments for federal income tax purposes.

Registration: The Notes will be available in book-entry form through DTC, Clearstream and the Euroclear System.

Note Rate: Except as noted below, the Notes will accrue interest during each Interest Accrual Period at a rate equal to the least of: (a) one-month LIBOR, plus 0.24%, (b) the Net WAC of the Mortgage Loans, and (c) 11.50%. With respect to the initial Interest Accrual Period only, the rate calculated in clause (a) above will be based on an interpolated mid-point LIBOR (using the 1-month and 2-month LIBOR as benchmarks).

Net WAC: The "Net WAC" of the Mortgage Loans shall mean the weighted average of the loan rates of the Mortgage Loans net of the Expense Fee Rate.

Expense Fee Rate: For any Payment Date, the "Expense Fee Rate" shall be an amount equal to the sum of (i) the servicing fee rate, (ii) the note insurer premium, and (iii) commencing with the Payment Date in February 2006, the Note Insurer Carve-out Rate. The "Note Insurer Carve-out Rate" for any given Payment Date on and after the February 2006 Payment Date shall be equal to 0.50%.

Basis Risk Carryforward: On any Payment Date the "Basis Risk Carryforward" for the Notes will equal, the sum of (x) the excess of (a) the amount of interest that would have accrued on the Notes during the related Interest Accrual Period without giving effect to the Net WAC cap, over (b) the amount of interest that actually accrued on the Notes during such period, and (y) any Basis Risk Carryforward remaining unpaid from prior Payment Dates, together with accrued interest thereon at the Note Rate without giving effect to the related Net WAC cap. The Basis Risk Carryforward will be paid to the extent funds are available from the Mortgage Loans, as described below.

Distributions of Interest: Investor interest collections are to be applied in the following order of priority:

1. Note insurance policy premium of the Note Insurer;

2. Accrued monthly interest on the Notes at the Note Rate, as calculated above, together with any overdue accrued monthly interest from prior periods (exclusive of Basis Risk Carryforward);
3. Investor Loss Amounts allocable to the Notes (as described below) for such Payment Date;
4. Investor Loss Amounts allocable to the Notes (as described below) for previous Payment Dates to the extent not previously reimbursed, absorbed by the Transferor Interest, or funded by Subordinated Transferor Collections;
5. Reimbursement to the Note Insurer for prior draws on its insurance policy (with interest thereon);
6. Paydown of the Notes to create and maintain the required level of overcollateralization;
7. Payment of any other amounts owed to the Note Insurer;
8. Payment to the Master Servicer of amounts for which the Master Servicer is entitled pursuant to the sale and servicing agreement;
9. Basis Risk Carryforward related to the Notes; and
10. Any excess cash flow to the holder of the Transferor Interest.

Distributions of Principal: Collections of principal are to be applied to the Notes in the following order of priority:

1. During the Managed Amortization Period (as described below), the amount of principal payable to the holder of the Notes for each Payment Date will equal, to the extent funds are available from the Mortgage Loans, the lesser of (a) the product of (i) the Investor Fixed Allocation Percentage (as defined below), and (ii) principal collections from the Mortgage Loans for the related Payment Date (such product, the "Maximum Principal Payment"), and (b) principal collections from the Mortgage Loans for the related Payment Date less the sum of additional balances created from new draws on the Mortgage Loans during the related Collection Period (but not less than zero).

   The "Managed Amortization Period" shall mean the period beginning on the Closing Date and, unless a Rapid Amortization Event (i.e., certain events of default or other material non-compliance by the Sponsor under the terms of the related transaction documents) shall have earlier occurred, through and including the Payment Date in January 2010.

   The "Investor Fixed Allocation Percentage" for any Payment Date will be calculated as follows: (i) on any date on which the Transferor Interest is less than the Required Transferor Subordinated Amount, 100%, and (ii) on any date on which the Transferor Interest equals or exceeds the Required Transferor Subordinated Amount, 98.60%.

2. After the Managed Amortization Period, the amount of principal payable to the holders of the Notes will be equal to the Maximum Principal Payment.

Optional Termination: The Notes may be retired as a result of the owner of the Transferor Interest purchasing all of the mortgage loans then included in the trust estate on any payment date on or after which the aggregate principal balance of the Notes is less than or equal to 10% of the initial aggregate principal balance of the Notes.

Credit Enhancement: The Trust will include the following mechanisms, each of which is intended to provide credit support for the Notes:

1. Excess Interest Collections. The investor interest collections minus the sum of (a) the interest paid to the Notes, (b) the servicing fee retained by the Master Servicer for the Mortgage Loans, and (c) the premium paid to the Note Insurer. Investor interest collections will be available to cover losses on the Mortgage Loans.

2. Limited Subordination of Transferor Interest (Overcollateralization). A portion of the Transferor Interest will be available to provide limited protection against Investor Loss Amounts (as defined below) up to the Available Transferor Subordinated Amount. The "Available Transferor Subordinated Amount" is, for any Payment Date, the lesser of the Transferor Interest and the Required Transferor Subordinated Amount. The "Transferor Interest" is, for any date of determination, (a) the aggregate principal balance of the Mortgage Loans at the close of business on the prior day, minus (b) the Note Principal Balance (after giving effect to the distribution of all amounts actually distributed on the Notes on that date). Subject to any step-down or step-up as may be permitted or required by the transaction documents, the "Required Transferor Subordinated Amount" will be (i) prior to the date on which the step-down occurs, 1.40% of the Cut-off Date Balance of the Mortgage Loans and (ii) on or after the date on which the step-down occurs and so long as a trigger event is not in effect, 2.80% of the then current unpaid principal balance of the Mortgage Loans (subject to a floor equal to 0.50% of the Cut-off Date Balance of the Mortgage Loans).

3. Surety Wrap. Ambac will issue a note insurance policy, which will guarantee the timely payment of interest and the ultimate repayment of principal to the holders of the Notes. The policy does not cover payment of Basis Risk Carryforward.

Investor Loss Amounts: With respect to any Payment Date, the amount equal to the product of (a) the applicable Investor Floating Allocation Percentage (as defined below) for such Payment Date, and (b) the aggregate of the Liquidation Loss Amounts for such Payment Date from the Mortgage Loans. The "Investor Floating Allocation Percentage," for any Payment Date shall be the lesser of 100% and a fraction, the numerator of which is the Note Principal Balance and the denominator of which is the loan pool principal balance at the beginning of the related Collection Period. "Liquidation Loss Amounts" for any liquidated Mortgage Loan and any Payment Date is the unrecovered principal balance of such Mortgage Loan at the end of the Collection Period in which such Mortgage Loan became a liquidated Mortgage Loan, after giving effect to its net liquidation proceeds.

ERISA Eligibility: Subject to the considerations in the prospectus supplement, the Notes are expected to be eligible for purchase by certain ERISA plans. Prospective investors must review the related prospectus and prospectus supplement and consult with their professional advisors for a more detailed description of these matters prior to investing in the Notes.

SMMEA Treatment: The Notes will constitute "mortgage related securities" for purposes of SMMEA.

[Collateral Tables and Discount Margin Tables to follow]

Discount Margin Tables (%)

Class A (To Call) [(1)]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	24	24	24	24	24	24	24
WAL (yr)	6.18	5.22	3.18	2.58	2.14	1.77	1.65
MDUR (yr)	5.58	4.76	2.99	2.45	2.05	1.71	1.60
Principal Window Beginning	Feb05	Feb05	Feb05	Feb05	Feb05	Feb05	Feb05
Principal Window End	Nov16	Aug15	Mar12	Feb11	Apr10	May09	Jan09

[(1)] Based on a 15% draw rate.

Class A (To Maturity) [(1)]

CPR	22%	25%	35%	40%	45%	50%	52%
DM @ 100-00	24	24	24	24	24	24	24
WAL (yr)	6.44	5.45	3.37	2.75	2.28	1.91	1.79
MDUR (yr)	5.76	4.93	3.15	2.59	2.17	1.83	1.72
Principal Window Beginning	Feb05	Feb05	Feb05	Feb05	Feb05	Feb05	Feb05
Principal Window End	Feb25	Jun23	Aug18	Nov16	Apr15	Dec13	Jun13

[(1)] Based on a 15% draw rate.

$423,586,119

Summary of Loans in Statistic Calculation Pool
(As of Calculation Date)

			Range		
Aggregate Principal Balance		$423,586,119			
Aggregate Credit Limit		$462,543,768			
WA Coupon (Gross)		5.303%	3.000%	to	10.250%
WA Margin (Gross)		0.573%	-0.990%	to	5.500%
WA Maximum Rate		11.998%	11.000%	to	18.000%
Average Principal Balance		$149,098	$1,220	to	$2,385,242
Average Credit Limit		$162,810	$15,000	to	$2,700,000
WA Remaining Term To Scheduled Maturity (months)		299	285	to	300
WA Loan-to-Value Ratio		81.21%	4.53%	to	100.00%
Average Credit Utilization Rate		93.56%	0.20%	to	100.00%
Origination Period			8/25/2003	to	11/19/2004
Secured by (% of pool)	1st Liens	100.00%			
WA Months to First Roll		1.08			
WA FICO		718			

Top 5 States		Top 5 Prop		Doc Types		Top 5 Appr		Occ Codes		Delinq Status	
CA	12.45%	SFR	72.01%	FULL	42.00%	1004U	82.74%	OO	69.91%	Current	100.00
FL	7.76%	PUD	18.50%	ALT	38.89%	2055I	7.68%	INV	28.40%		
MI	5.02%	CND	7.38%	REDUCE	19.04%	1073C	6.82%	2H	1.69%		
OH	4.73%	2-4U	1.06%	STREAM	0.06%	1007	0.86%				
MO	4.21%	CNDP	1.02%			1025	0.63%				

$423,586,119

Loan Programs

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
HELOC 10YDR/15YRP	$423,586,119	2,841	100.00	$149,098	5.303	298.95	718	81.2
	$423,586,119	2,841	100.00	$149,098	5.303	298.95	718	81.2

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$0.01 - $10,000.00	$46,481	11	0.01	$4,226	5.518	298.05	733	60.5
$10,000.01 - $20,000.00	$950,207	59	0.22	$16,105	5.436	299.12	733	50.9
$20,000.01 - $30,000.00	$1,704,419	64	0.40	$26,632	5.326	299.17	716	52.1
$30,000.01 - $40,000.00	$3,185,429	87	0.75	$36,614	5.384	299.17	710	60.7
$40,000.01 - $50,000.00	$7,128,327	154	1.68	$46,288	5.396	299.00	719	67.0
$50,000.01 - $60,000.00	$6,849,982	123	1.62	$55,691	5.448	299.03	713	71.9
$60,000.01 - $70,000.00	$9,075,144	139	2.14	$65,289	5.447	298.98	713	76.1
$70,000.01 - $80,000.00	$12,445,496	166	2.94	$74,973	5.412	298.99	704	78.0
$80,000.01 - $90,000.00	$12,434,221	146	2.94	$85,166	5.461	298.86	704	81.9
$90,000.01 - $100,000.00	$15,847,076	164	3.74	$96,629	5.350	298.97	706	78.5
$100,000.01 - $125,000.00	$45,215,799	400	10.67	$113,039	5.400	298.99	707	83.8
$125,000.01 - $150,000.00	$56,294,549	404	13.29	$139,343	5.288	299.02	706	83.9
$150,000.01 - $175,000.00	$31,427,243	193	7.42	$162,835	5.283	298.98	719	85.9
$175,000.01 - $200,000.00	$28,750,043	153	6.79	$187,909	5.267	299.02	726	81.8
$200,000.01 - $225,000.00	$21,677,895	102	5.12	$212,528	5.332	298.92	714	85.8
$225,000.01 - $250,000.00	$22,879,567	96	5.40	$238,329	5.119	299.05	720	84.4
$250,000.01 - $275,000.00	$15,185,577	58	3.59	$261,820	5.263	298.91	732	85.4
$275,000.01 - $300,000.00	$20,424,655	71	4.82	$287,671	5.307	298.85	723	83.6
$300,000.01 - $325,000.00	$12,542,992	40	2.96	$313,575	5.119	299.13	724	82.2
$325,000.01 - $350,000.00	$14,218,029	42	3.36	$338,524	5.153	298.45	723	81.8
$350,000.01 - $375,000.00	$11,588,795	32	2.74	$362,150	5.242	299.00	728	82.7
$375,000.01 - $400,000.00	$16,861,030	43	3.98	$392,117	5.119	298.73	727	82.6
$400,000.01 - $425,000.00	$4,537,843	11	1.07	$412,531	5.153	299.27	723	88.8
$425,000.01 - $450,000.00	$2,626,156	6	0.62	$437,693	5.037	299.16	749	79.4
$450,000.01 - $475,000.00	$9,278,189	20	2.19	$463,909	5.287	298.49	720	87.1
$475,000.01 - $500,000.00	$5,444,306	11	1.29	$494,937	5.523	299.55	734	70.7
$500,000.01 - $525,000.00	$1,026,600	2	0.24	$513,300	5.938	299.50	681	87.5
$525,000.01 - $550,000.00	$2,690,300	5	0.64	$538,060	4.847	299.40	698	73.0
$550,000.01 - $575,000.00	$1,691,250	3	0.40	$563,750	5.782	298.69	781	71.3
$575,000.01 - $600,000.00	$4,135,946	7	0.98	$590,849	5.410	298.15	726	80.8
$600,000.01 - $625,000.00	$617,500	1	0.15	$617,500	5.250	299.00	651	95.0
$625,000.01 - $650,000.00	$2,572,000	4	0.61	$643,000	5.322	299.25	739	78.1
$650,000.01 - $675,000.00	$1,315,712	2	0.31	$657,856	5.444	297.48	754	82.4
$675,000.01 - $700,000.00	$1,370,000	2	0.32	$685,000	6.313	299.50	685	78.3
$700,000.01 - $725,000.00	$719,538	1	0.17	$719,538	4.875	299.00	662	76.5
$725,000.01 - $750,000.00	$2,226,000	3	0.53	$742,000	4.705	299.33	719	63.7
$750,000.01 - $775,000.00	$775,000	1	0.18	$775,000	6.000	300.00	780	53.4
$775,000.01 - $800,000.00	$2,388,053	3	0.56	$796,018	5.458	298.66	732	64.5
$825,000.01 - $850,000.00	$849,541	1	0.20	$849,541	6.250	296.00	677	95.0
$850,000.01 - $875,000.00	$1,736,800	2	0.41	$868,400	5.808	299.50	729	72.5
$875,000.01 - $900,000.00	$1,800,000	2	0.42	$900,000	5.875	299.00	774	82.5

$423,586,119

Principal Balances

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$950,000.01 - $975,000.00	$960,000	1	0.23	$960,000	6.000	300.00	769	80.0
$975,000.01 - $1,000,000.00	$3,982,185	4	0.94	$995,546	5.125	299.50	712	51.7
> $1,000,000.00	$4,110,242	2	0.97	$2,055,121	5.080	298.16	775	53.9
	$423,586,119	2,841	100.00	$149,098	5.303	298.95	718	81.2

Mortgage Rates

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 3.000	$102,000	2	0.02	$51,000	3.000	299.51	736	31.8
3.001 - 3.500	$432,001	7	0.10	$61,714	3.471	299.27	704	31.0
3.501 - 4.000	$1,686,199	9	0.40	$187,355	3.916	299.50	721	75.1
4.001 - 4.500	$64,106,476	442	15.13	$145,037	4.481	299.12	731	68.4
4.501 - 5.000	$159,039,628	931	37.55	$170,827	4.781	299.13	710	88.6
5.001 - 5.500	$45,719,077	317	10.79	$144,224	5.234	299.06	719	74.5
5.501 - 6.000	$76,880,043	555	18.15	$138,523	5.907	298.63	737	79.3
6.001 - 6.500	$46,335,134	362	10.94	$127,998	6.231	298.63	691	85.8
6.501 - 7.000	$19,826,149	158	4.68	$125,482	6.740	298.67	730	77.1
7.001 - 7.500	$5,468,696	36	1.29	$151,908	7.336	299.00	701	81.7
7.501 - 8.000	$1,401,085	10	0.33	$140,108	7.737	298.56	659	76.2
8.001 - 8.500	$940,621	5	0.22	$188,124	8.303	298.95	748	85.7
8.501 - 9.000	$274,315	2	0.06	$137,158	8.848	299.00	736	90.0
9.001 - 9.500	$894,767	3	0.21	$298,256	9.254	298.24	718	79.2
9.501 - 10.000	$218,958	1	0.05	$218,958	9.875	298.00	648	95.0
10.001 - 10.500	$260,970	1	0.06	$260,970	10.250	299.00	659	85.9
	$423,586,119	2,841	100.00	$149,098	5.303	298.95	718	81.2

Months Remaining to Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
277 - 288	$227,051	4	0.05	$56,763	5.594	286.53	689	57.9
289 - 300	$423,359,069	2,837	99.95	$149,228	5.303	298.96	718	81.2
	$423,586,119	2,841	100.00	$149,098	5.303	298.95	718	81.2

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$283,231	8	0.07	$35,404	4.720	299.52	687	8.1
10.01 - 20.00	$2,170,936	45	0.51	$48,243	5.048	298.99	716	16.4
20.01 - 30.00	$5,068,832	55	1.20	$92,161	5.318	299.46	732	26.4
30.01 - 40.00	$11,377,185	103	2.69	$110,458	5.256	299.12	749	36.4
40.01 - 50.00	$10,768,718	85	2.54	$126,691	5.199	299.21	735	46.4
50.01 - 60.00	$15,941,721	113	3.76	$141,077	5.304	298.92	728	55.7
60.01 - 70.00	$35,484,602	222	8.38	$159,841	5.276	298.72	723	66.7

$423,586,119

Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
70.01 - 80.00	$81,282,349	473	19.19	$171,844	5.208	298.90	725	77.7
80.01 - 90.00	$167,971,108	1,260	39.65	$133,310	5.554	298.95	709	88.8
90.01 - 100.00	$93,237,437	477	22.01	$195,466	4.966	299.01	716	94.6
	$423,586,119	2,841	100.00	$149,098	5.303	298.95	718	81.2

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
AK	$714,279	5	0.17	$142,856	5.032	299.14	709	89.7
AL	$7,604,328	64	1.80	$118,818	5.179	298.67	722	88.9
AZ	$15,506,414	99	3.66	$156,630	5.265	299.03	726	81.2
CA	$52,743,587	199	12.45	$265,043	5.359	298.75	728	70.9
CO	$15,122,058	93	3.57	$162,603	5.266	298.75	729	83.9
CT	$2,522,491	9	0.60	$280,277	5.148	299.11	718	67.0
DE	$411,900	5	0.10	$82,380	4.879	299.66	728	60.7
FL	$32,867,798	231	7.76	$142,285	5.536	298.88	711	82.6
GA	$10,100,611	81	2.38	$124,699	5.270	298.74	718	84.5
HI	$2,934,462	15	0.69	$195,631	5.321	298.95	723	68.6
IA	$4,312,884	38	1.02	$113,497	5.054	298.63	700	89.7
ID	$3,184,189	27	0.75	$117,933	5.291	298.87	695	87.7
IL	$14,387,690	107	3.40	$134,464	5.314	298.97	711	80.7
IN	$8,239,776	84	1.95	$98,093	5.291	298.98	714	86.4
KS	$3,955,331	32	0.93	$123,604	5.089	299.50	709	84.5
KY	$10,473,720	85	2.47	$123,220	5.369	299.15	706	89.1
LA	$3,649,357	29	0.86	$125,840	5.157	298.80	703	83.6
MA	$5,175,147	27	1.22	$191,672	5.706	299.00	735	60.4
MD	$5,785,041	33	1.37	$175,304	5.222	299.10	730	86.2
ME	$1,003,303	8	0.24	$125,413	5.021	299.73	746	67.5
MI	$21,270,669	168	5.02	$126,611	5.103	298.83	707	86.4
MN	$9,985,259	62	2.36	$161,053	5.309	298.57	732	82.9
MO	$17,834,700	146	4.21	$122,155	5.156	299.25	707	87.1
MS	$1,540,938	20	0.36	$77,047	5.362	299.18	685	85.6
MT	$997,137	12	0.24	$83,095	5.600	299.03	715	74.0
NC	$11,946,621	96	2.82	$124,444	5.378	299.02	717	87.2
ND	$215,675	2	0.05	$107,837	5.997	298.51	723	90.0
NE	$1,058,368	10	0.25	$105,837	4.724	299.47	719	77.0
NH	$1,867,022	13	0.44	$143,617	5.115	299.27	721	76.7
NJ	$15,940,926	74	3.76	$215,418	5.489	299.26	735	77.6
NM	$1,412,015	12	0.33	$117,668	5.027	299.36	721	85.2
NV	$16,484,671	73	3.89	$225,817	5.660	298.15	710	78.9
NY	$11,453,554	82	2.70	$139,677	5.335	299.09	710	64.4
OH	$20,028,253	172	4.73	$116,443	5.180	299.02	706	85.7
OK	$4,547,914	41	1.07	$110,925	5.250	298.94	708	85.1
OR	$5,962,417	35	1.41	$170,355	5.357	299.06	718	86.2
PA	$11,328,604	101	2.67	$112,164	5.198	299.14	723	82.5
RI	$1,372,900	6	0.32	$228,817	5.921	299.73	754	76.9
SC	$6,665,294	47	1.57	$141,815	5.254	299.28	734	86.1

$423,586,119

Geographic Distribution

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SD	$342,518	4	0.08	$85,630	5.153	298.78	684	81.3
TN	$9,411,969	72	2.22	$130,722	5.118	299.01	716	81.8
UT	$7,508,904	46	1.77	$163,237	5.188	299.18	727	87.1
VA	$17,181,628	100	4.06	$171,816	5.330	299.11	720	85.4
VT	$99,661	1	0.02	$99,661	5.125	299.00	709	59.5
WA	$11,049,480	65	2.61	$169,992	5.227	299.12	725	80.8
WI	$13,711,361	91	3.24	$150,674	5.023	299.22	699	84.0
WV	$1,373,298	14	0.32	$98,093	5.520	299.15	688	83.5
WY	$300,000	5	0.07	$60,000	5.212	299.44	760	54.3
	$423,586,119	2,841	100.00	$149,098	5.303	298.95	718	81.2

FICO Ranges

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
821 - 840	$1,427,042	14	0.34	$101,932	5.506	299.31	828	73.9
801 - 820	$12,842,189	96	3.03	$133,773	5.068	299.31	808	74.6
781 - 800	$29,206,433	181	6.90	$161,362	5.250	299.09	789	75.1
761 - 780	$52,674,597	302	12.44	$174,419	5.366	298.96	770	76.8
741 - 760	$52,118,288	317	12.30	$164,411	5.279	298.97	750	82.7
721 - 740	$56,879,350	371	13.43	$153,314	5.286	298.67	730	83.5
701 - 720	$61,472,970	392	14.51	$156,819	5.285	299.08	711	80.4
681 - 700	$45,226,068	333	10.68	$135,814	5.348	298.95	691	82.8
661 - 680	$51,646,477	341	12.19	$151,456	5.326	298.77	671	83.1
641 - 660	$37,149,335	291	8.77	$127,661	5.365	299.06	651	85.3
621 - 640	$19,161,294	177	4.52	$108,256	5.180	299.11	631	82.3
601 - 620	$3,093,877	22	0.73	$140,631	5.703	298.84	614	81.7
581 - 600	$361,400	2	0.09	$180,700	5.063	297.88	589	83.7
561 - 580	$326,800	2	0.08	$163,400	4.750	299.00	580	82.2
	$423,586,119	2,841	100.00	$149,098	5.303	298.95	718	81.2

Property Type Group

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$305,035,997	2,170	72.01	$140,570	5.267	298.95	714	80.7
PUD	$78,375,598	400	18.50	$195,939	5.319	298.98	728	82.0
CND	$31,240,847	222	7.38	$140,725	5.416	298.84	724	84.0
2-4U	$4,508,774	30	1.06	$150,292	5.571	298.95	744	82.7
CNDP	$4,334,903	18	1.02	$240,828	6.415	299.15	721	78.2
COOP	$90,000	1	0.02	$90,000	5.125	298.00	734	41.7
	$423,586,119	2,841	100.00	$149,098	5.303	298.95	718	81.2

$423,586,119

Gross Margins								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 0.000	$197,102,394	1,225	46.53	$160,900	4.656	299.13	717	82.4
0.001 - 0.250	$22,873,302	125	5.40	$182,986	4.929	298.99	708	85.9
0.251 - 0.500	$38,111,343	288	9.00	$132,331	5.155	299.11	720	76.0
0.501 - 0.750	$10,333,243	55	2.44	$187,877	5.372	299.01	711	76.0
0.751 - 1.000	$4,787,792	31	1.13	$154,445	5.633	299.20	732	66.2
1.001 - 1.250	$71,495,297	523	16.88	$136,702	5.912	298.59	737	79.8
1.251 - 1.500	$39,103,952	314	9.23	$124,535	6.135	298.65	689	86.0
1.501 - 1.750	$8,508,958	48	2.01	$177,270	6.432	298.71	713	81.7
1.751 - 2.000	$14,899,167	119	3.52	$125,203	6.576	298.78	729	73.5
2.001 - 2.250	$6,222,157	45	1.47	$138,270	6.902	298.67	726	83.1
2.251 - 2.500	$2,827,160	22	0.67	$128,507	7.092	299.44	690	80.7
2.501 - 2.750	$3,203,639	21	0.76	$152,554	7.430	298.76	711	82.5
2.751 - 3.000	$1,012,075	7	0.24	$144,582	7.705	298.00	656	82.1
3.001 - 3.250	$655,210	5	0.15	$131,042	7.577	300.00	664	66.3
3.251 - 3.500	$386,421	4	0.09	$96,605	7.589	298.32	743	83.3
3.501 - 3.750	$400,000	1	0.09	$400,000	8.375	299.00	796	85.1
3.751 - 4.000	$58,405	1	0.01	$58,405	8.750	299.00	667	90.0
4.001 - 4.250	$215,910	1	0.05	$215,910	8.875	299.00	755	90.0
4.251 - 4.500	$475,000	1	0.11	$475,000	9.125	299.00	770	84.7
4.501 - 4.750	$419,767	2	0.10	$209,884	9.401	297.38	659	73.0
4.751 - 5.000	$15,000	1	0.00	$15,000	4.750	300.00	748	45.5
5.001 - 5.250	$218,958	1	0.05	$218,958	9.875	298.00	648	95.0
5.251 - 5.500	$260,970	1	0.06	$260,970	10.250	299.00	659	85.9
0.573	$423,586,119	2,841	100.00	$149,098	5.303	298.95	718	81.2

Utilization Range								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0.01 - 10.00	$382,505	27	0.09	$14,167	5.334	298.43	743	68.3
10.01 - 20.00	$1,257,161	35	0.30	$35,919	5.776	299.03	741	54.7
20.01 - 30.00	$1,610,220	35	0.38	$46,006	5.489	298.66	741	63.2
30.01 - 40.00	$1,977,008	34	0.47	$58,147	5.409	298.69	735	62.1
40.01 - 50.00	$2,280,996	32	0.54	$71,281	5.369	298.82	750	69.5
50.01 - 60.00	$2,425,277	30	0.57	$80,843	5.672	298.37	746	64.2
60.01 - 70.00	$4,985,231	41	1.18	$121,591	5.266	298.98	739	69.1
70.01 - 80.00	$9,540,430	69	2.25	$138,267	4.916	298.83	728	68.6
80.01 - 90.00	$13,481,332	76	3.18	$177,386	5.266	298.86	733	65.5
90.01 - 100.00	$385,645,959	2,462	91.04	$156,639	5.308	298.96	716	82.7
	$423,586,119	2,841	100.00	$149,098	5.303	298.95	718	81.2

Lifetime Rate Cap								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.000	$266,199	2	0.06	$133,100	4.983	299.53	732	87.0
11.949	$419,784,113	2,802	99.10	$149,816	5.296	298.95	718	81.4

$423,586,119

Lifetime Rate Cap

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
17.000	$269,107	5	0.06	$53,821	5.329	296.96	727	38.3
18.000	$3,266,700	32	0.77	$102,084	6.149	298.59	705	62.7
11.998	$423,586,119	2,841	100.00	$149,098	5.303	298.95	718	81.2

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$10,000.01 - $20,000.00	$158,206	10	0.04	$15,821	5.417	299.41	697	32.7
$20,000.01 - $30,000.00	$949,601	37	0.22	$25,665	5.343	299.14	708	51.3
$30,000.01 - $40,000.00	$2,117,849	60	0.50	$35,297	5.410	299.41	711	62.3
$40,000.01 - $50,000.00	$6,006,195	140	1.42	$42,901	5.357	299.17	713	66.0
$50,000.01 - $60,000.00	$5,373,452	100	1.27	$53,735	5.506	298.94	706	74.4
$60,000.01 - $70,000.00	$8,703,640	139	2.05	$62,616	5.433	299.00	711	75.3
$70,000.01 - $80,000.00	$11,765,726	171	2.78	$68,805	5.410	298.96	705	79.2
$80,000.01 - $90,000.00	$12,311,413	151	2.91	$81,533	5.493	298.90	703	82.2
$90,000.01 - $100,000.00	$15,966,259	182	3.77	$87,727	5.313	298.98	705	76.4
$100,000.01 - $125,000.00	$43,777,074	405	10.33	$108,092	5.393	299.01	706	83.9
$125,000.01 - $150,000.00	$57,227,278	438	13.51	$130,656	5.279	299.00	706	83.8
$150,000.01 - $175,000.00	$31,347,853	198	7.40	$158,322	5.272	298.99	718	86.4
$175,000.01 - $200,000.00	$29,462,649	168	6.96	$175,373	5.288	299.02	727	81.4
$200,000.01 - $225,000.00	$21,315,474	105	5.03	$203,005	5.331	298.91	716	85.7
$225,000.01 - $250,000.00	$23,346,550	101	5.51	$231,154	5.138	299.10	720	84.3
$250,000.01 - $275,000.00	$15,526,689	62	3.67	$250,430	5.277	298.97	729	85.0
$275,000.01 - $300,000.00	$20,803,745	79	4.91	$263,339	5.386	298.82	724	82.8
$300,000.01 - $325,000.00	$11,068,174	40	2.61	$276,704	5.095	298.97	722	83.3
$325,000.01 - $350,000.00	$14,431,362	44	3.41	$327,985	5.116	298.61	722	81.5
$350,000.01 - $375,000.00	$11,338,327	34	2.68	$333,480	5.273	299.14	731	82.1
$375,000.01 - $400,000.00	$17,718,353	54	4.18	$328,118	5.207	298.66	725	81.0
$400,000.01 - $425,000.00	$4,712,996	12	1.11	$392,750	4.891	299.41	734	85.9
$425,000.01 - $450,000.00	$2,155,391	5	0.51	$431,078	5.230	299.39	745	85.2
$450,000.01 - $475,000.00	$8,797,919	20	2.08	$439,896	5.353	298.34	720	87.6
$475,000.01 - $500,000.00	$6,707,279	18	1.58	$372,627	5.334	299.54	737	70.8
$500,000.01 - $525,000.00	$2,929,731	7	0.69	$418,533	5.822	298.46	713	84.7
$525,000.01 - $550,000.00	$3,329,878	7	0.79	$475,697	4.730	299.15	700	80.6
$550,000.01 - $575,000.00	$1,913,250	4	0.45	$478,313	5.862	298.72	775	70.1
$575,000.01 - $600,000.00	$3,913,978	8	0.92	$489,247	5.627	298.70	717	78.9
$600,000.01 - $625,000.00	$717,100	2	0.17	$358,550	5.233	299.00	665	91.5
$625,000.01 - $650,000.00	$2,547,410	6	0.60	$424,568	5.396	299.41	765	78.1
$650,000.01 - $675,000.00	$1,315,712	2	0.31	$657,856	5.444	297.48	754	82.4
$675,000.01 - $700,000.00	$2,822,328	5	0.67	$564,466	5.393	298.74	697	75.3
$700,000.01 - $725,000.00	$719,538	1	0.17	$719,538	4.875	299.00	662	76.5
$725,000.01 - $750,000.00	$2,236,048	4	0.53	$559,012	4.712	299.32	719	63.7
$750,000.01 - $775,000.00	$775,000	1	0.18	$775,000	6.000	300.00	780	53.4
$775,000.01 - $800,000.00	$2,425,679	4	0.57	$606,420	5.447	298.67	732	64.8
$825,000.01 - $850,000.00	$598,546	1	0.14	$598,546	5.000	296.00	754	70.0
$850,000.01 - $875,000.00	$3,186,341	4	0.75	$796,585	5.632	298.47	722	76.8
$875,000.01 - $900,000.00	$1,800,000	2	0.42	$900,000	5.875	299.00	774	82.5

$423,586,119

Draw Limit Range

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$950,000.01 - $975,000.00	$960,000	1	0.23	$960,000	6.000	300.00	769	80.0
$975,000.01 - $1,000,000.00	$4,180,885	6	0.99	$696,814	5.171	299.50	714	50.6
> $1,000,000.00	$4,125,242	3	0.97	$1,375,081	5.083	298.16	775	53.9
	$423,586,119	**2,841**	**100.00**	**$149,098**	**5.303**	**298.95**	**718**	**81.2**

Lien Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
First	$423,586,119	2,841	100.00	$149,098	5.303	298.95	718	81.2
	$423,586,119	**2,841**	**100.00**	**$149,098**	**5.303**	**298.95**	**718**	**81.2**

Delinquency Status

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Current	$423,586,119	2,841	100.00	$149,098	5.303	298.95	718	81.2
	$423,586,119	**2,841**	**100.00**	**$149,098**	**5.303**	**298.95**	**718**	**81.2**

Origination Year

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2003	$227,051	4	0.05	$56,763	5.594	286.53	689	57.9
2004	$423,359,069	2,837	99.95	$149,228	5.303	298.96	718	81.2
	$423,586,119	**2,841**	**100.00**	**$149,098**	**5.303**	**298.95**	**718**	**81.2**